[Stewardship Financial Corporation letterhead]



April 13, 2006


U.S. Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W.
Mail Stop 4561
Washington, D.C. 20549
Attn: Matthew Komar

Re:   Stewardship Financial Corporation (the "Company" or "SFC")
      Item 4.01 Form 8-K
      Filed April 5, 2006
      File No. 000-21855

Ladies and Gentlemen:

      Filed today is Form 8-K/A which amends the Company's Form 8-K dated March 10, 2006, as amended by the Form 8-K/A dated March 31, 2006. This letter responds to the Commission's letter to the Company dated April 10, 2006 (the "SEC Letter") regarding the Company's Form 8-K dated March 10, 2006, as amended by the Form 8-K/A dated March 31, 2006. Set forth below is the text of the comment contained in the SEC Letter and the Company's response thereto. The headings and numbered paragraphs below correspond to the headings and paragraph numbers in the SEC Letter.

1. Please amend paragraph four of your Form 8-K/A filed on April 5, 2006 to reflect any disagreements and/or reportable events from March 10, 2006 through the completion of the audit and termination of KPMG LLP on March 29, 2006. Please file a letter from KPMG LLP as exhibit 16 that considers the aforementioned change.

      The Company's Form 8-K/A filed today contains revised disclosure in response to the Staff comment above. An updated letter from KPMG LLP, the Company's former principal accountant, addressing the revised disclosure is attached as Exhibit 16 to the Form 8-K/A.

      In connection with the Company's responses above, the Company acknowledges that:

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April 13, 2006
Page 2

      o the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

      o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

      o the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any questions, or if we may be of any assistance, please contact the undersigned at (201) 444-7100.


Very truly yours,

/s/ Paul Van Ostenbridge

Paul Van Ostenbridge
President and Chief Executive Office